AEM SPA



FILE NO. 82-4911

N.
(da citare nella risposta)

AFG/SES/146/2003/AG/db



BY UPS

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

April 30, 2003

Attention: Special Counsel, Office of International Corporate Finance

SUPPL

Dear Sir or Madam,

Please find enclosed a copy, translated in English, of the Press release issued yeasterday, regarding the approval by the Aem Ordinary Shareholders 2002 Financial Statements and of 2002 Consolidated Financial Statements.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,



Antonella Giacobone
Company Secretary

Encl.





PRESS RELEASE

AEM ORDINARY SHAREHOLDERS MEETING APPROVES ITS 2002 ACCOUNTS

Milan, 29th April 2003 – AEM Ordinary Shareholders Meeting today has approved the Financial Statements 2002 and, upon the recommendation of the Board, has altered the composition of the dividend per share (the total amount of which remains 0.042 Euros per share) which will be split as follows:

- 0.009 (instead of 0.002) Euros per share, payable out of profits achieved in the year 2002, and benefiting from full tax credit;
- 0.033 (instead of 0.04) Euros per share, drawn from the extraordinary dividend reserve and excluded from taxation.

The dividend will be payable as of 26th June 2003, with the date for the detachment of coupon No. 5 set at 23rd June 2003.

AEM SPA



03 MAY -5 7:21

FILE NO. 82-4911

N.
(da citare nella risposta)

AFG/SES/145/2003/AG/db

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

BY UPS

April 30, 2003

Attention: Special Counsel, Office of International Corporate Finance

Dear Sir or Madam,

Please find enclosed a copy, translated in English, of the Press release issued yeasterday, regarding the First Quarterly Report 2003.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,



Antonella Giacobone
Company Secretary

Encl.

Cod. 5968127 - 2.99





AEM SPA: FIRST QUARTER 2003 RESULTS ARE APPROVED. TURNOVER AND PROFIT GROWTH OF OVER 30% AND 50% RESPECTIVELY, WHILE NET DEBT FALLS BY 80 MILLION EUROS.

Milan, 29th April 2003 – Under the chairmanship of Mr Giuliano Zuccoli, the AEM Board of Directors has met today to examine and approve the results for the first quarter of 2003.

The consolidated turnover achieved by the AEM Group in the period has reached 420.9 million Euros, an increase of 32.6% on the same period of 2002 (317.5 million Euros).
Turnover growth is mainly attributable to the increase, in volume terms, of electricity sales and distribution (1,645 and 1,785 million kWh, respectively, equivalent to an increase of +29.0% and + 97.8%) largely as a result of the acquisition of the Enel corporate branch of Milan and Rozzano, municipalities where sales to captive customers have shown 100.4% growth.
A positive input to the growth in volume sales and distribution has also come from the gas sector (648.1 and 571.1 million cubic metres, respectively; + 26.1% and + 6.1%), as well as from heat sales (232.1 million thermal kWh, a rise of + 47.3%) and correlated services, whose growth has benefited from the acquisition of Siemens Facility Management Services SpA (today trading under the name of "Aem Calore e Servizi SpA) which took place at the end of 2002.
The quarter has been characterised by higher raw material prices on international markets whose effects on turnover can be estimated at around 9 million Euros (with a roughly similar impact on the cost front).

External costs amount to 249.0 million Euros, a 25.4% increase on the first quarter of 2001.
Such trend is explained by the greater amount of electricity and gas purchased to sustain demand by the customers of the Group. In particular, as far as the electricity sector is concerned, the company has been able to meet demand through self-production of 822 GWh (1,008 GWh in 2002) and by buying a further 901 GWh (312 GWh in 2002) from third parties. The production activity shows a significant increase in the hydro-electric sector (+33.2%), as against a substantial drop in thermo-electric production (-44.3%) due to the temporary interruption of production activity of the 320 MW thermo-electric group caused by the planned re-powering intervention.
On the cost-cutting front, the absence of the tax on the so-called hydro-electric yield should be highlighted - this was still ascribed to the accounts in the first quarter of 2002 for 5.7 million Euros - as should the reduced tariffs for the use of gas infrastructure (transport and stocking).

Labour costs have risen to 32.6 million Euros (26.3 million Euros in the first quarter of 2002), including, however, the costs derived from the wider consolidation area which, compared to the corresponding quarter of 2002, now includes the acquisition of the Enel corporate branch, as well as Aem Calore e Servizi S.p.A (fully consolidated), Plurigas S.p.A. and Electrone S.p.A. (both consolidated proportionally).

The substantial turnover growth, as against a more moderate increase in operating costs, has led to an increase of 50.4% in gross operating profit which, despite the slowdown in production activity, has hit the 139.3 million Euros mark (92.6 million Euros at 31st March 2002).

As a result of depreciation of 27.3 million Euros (21.2 million Euros at 31st March 2002) and risk and cost allocations of 7.1 million Euros (10.9 million Euros at 31st March 2002), the net operating

result has reached 104.9 million Euros (60.5 million Euros at 31st March 2002), thus recording an increase of 73.4%.
Allocations to the risk fund include a sum of 5.1 million Euros, which represents the estimated charges in the quarter in the event of a possible intervention in terms of regulatory tariffs applied on electricity distribution and sale to the captive market.

The shares, in terms of result, of the companies valued with the net equity method do not reflect in the current quarter the loss relating to subsidiary company, Fastweb SpA, which is bound to be sold off (similarly, such a loss was not shown in the quarterly accounts of 2002 as Fastweb's financial statements were not available yet).
The financial balance has turned out to be in the red for 10.4 million Euros (-4.2 million Euros at 31st March 2002). The increase in financial costs is due to the higher debt incurred to sustain the investment activities carried out in the previous year.

The pre-tax result, net of any minorities, has therefore reached 94.2 million Euros (61.0 million Euros in the first quarter of 2002), a rise of 54.4%.

From a balance sheet point of view, the performance recorded in the period has allowed to achieve a reduction of 80 million Euros in net indebtedness compared to the level that had been reached at the end of 2002. The indebtedness ratio (net debt/net equity) thus falls from 0.98 to 0.85.

In light of the results achieved in the first quarter, the AEM Group believes that the whole of 2003 will show significant margins for improvements in profitability.

The Profit & Loss and Balance Sheet performance of the group at 31st March 2003 is summarized in the following schedules:

(millions of Euros)	31/03/2002	31/03/2003	Change	% 03/02
Sales	275.0	377.2	102.2	37.2
Other income and proceeds	42.5	43.7	1.2	2.8
Raw materials and external services	(198.6)	(249.0)	(50.4)	25.4
Labour costs	(26.3)	(32.6)	(6.3)	24.0
Gross opearating margin	**92.6**	**139.3**	**46.7**	**50.4**
Depreciation and allocations	(32.1)	(34.4)	(2.3)	7.2
Operating result	**60.5**	**104.9**	**44.4**	**73.4**
Share of result of companies valued according to the e	4.0	0.0	(4.0)	(100.0)
Net financial costs	(4.2)	(10.5)	(6.3)	150.0
Profit before extraordinary items and tax	**60.3**	**94.4**	**34.1**	**56.6**
Net extraordinary costs	0.2	0.0	(0.2)	(100.0)
Profit before tax	**60.5**	**94.4**	**33.9**	**56.0**
Minorities	0.50	(0.2)	(0.7)	(140.0)
Net profit	**61.0**	**94.2**	**33.2**	**54.4**

(millions of Euros)	31/12/2002	31/03/2003
Invested capital		
Net tied-up capital	2,431.8	2,440.1
Working capital	(87.4)	(81.7)
Total invested capital	**2,344.4**	**2,358.4**
Coverage sources		
Net shareholders' equity	**1,182.0**	**1,276.4**
Total financial position beyond the next financial year	816.5	601.0
Total financial position within the next financial year	345.9	481.0
Total net financial position	**1,162.4**	**1,082.0**
Total coverage sources	**2,344.4**	**2,358.4**